Yuhe International, Inc.
301 Hailong Street, Hanting District
Weifang, Shandong Province
The People’s Republic of China

February 23, 2011

Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Yuhe International, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 31, 2010
Form 10-K/A for the year ended December 31, 2009
Filed October 15, 2010
File No. 001-34512

Dear Ms. Cvrkel,

On behalf of Yuhe International, Inc. (“Yuhe” or the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 3, 2011 providing the Staff’s further comments with respect to the above-referenced Form 10-K for the year ended December 31, 2009 and Form 10-K/A for the year ended December 31, 2009.

Upon receiving the Staff’s confirmation that the Staff has no further comments to the Company’s responses, the Company will file Amendment No. 2 to its Form 10-K for the year ended December 31, 2009 (the “Amended 10-K”) and Amendment No.1 to the Form 10-Q for the quarter ended September 30, 2010 reflecting the Company’s responses to certain of the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Annual Report on Form 10-K for the year ended December 31, 2009

Yuhe International, Inc. Financial Statements, page F-1

1.
We note changes to your financial statements in your response to our prior comment 1. Please revise your financial statements to appropriately label as “restated,” amounts that have been restated and include the disclosures required by ASC 250-10-50-7 through 11 for the correction of an error, if applicable. Please confirm your understanding and that you will comply with our comments in your amended Form 10-K for the year ended December 31, 2009.

Yuhe’s Response:

The Company confirms that it will comply with the staff’s comments with respect to any restated financial statements in the Company’s amended Form 10-K for the year ended December 31, 2009. However, after the Company’s further internal discussions and consultation with its independent accountants, the Company has determined that it is not necessary to restate the financial statements for the year ended December 31, 2009 as the adjustment amount of US$2,472 is considered immaterial both quantitatively and qualitatively.

Consolidated Statements of Cash Flows, page F-7

2.
We refer to the company’s response to prior comment 1. We note multiple adjustments to revenue recognized during the six months ended December 31, 2009. Please clearly explain the amount of revenue recognized for the period and how such revenue was determined. Your response should address how the RMB 114,560 in adjustment 4 was calculated.

Yuhe’s Response:

As noted in our previous response, each of the accounting adjustments was reflected in the Company’s consolidated financial statements and, as such, they were audited adjustments recorded by the Company and appropriately reported in the audited financial statements for the year ended December 31, 2009.

The table below sets forth the calculation of our quarterly revenue recognized and expected to be recognized from the capital lease of the equipment over the 10-year lease term (all numbers are in Renminbi). The RMB 114,560 in adjustment 4 represents the sum of RMB 57,903 for the quarter ended September 30, 2009 and RMB 56,657 for the quarter ended December 31, 2009.

Each item is calculated as follows:

•
As described in our response letter dated January 12, 2011, the total rental receivable from the equipment lease is RMB 7,890,000, of which RMB 6,666,710 was recorded as cost for purchasing such equipment. Thus, our unearned income balance was recorded as RMB 1,223,290 as of June 30, 2009.

•	“Gross investment balance” = “Gross investment balance” as of the previous quarter end – “quarterly equipment rental received” for the current quarter

•	“Net investment outstanding” = “Gross investment balance” as of the current quarter end – “unearned income balance” as of the previous quarter end

•	“Earned income recognized” = “Net investment outstanding” X “implicit rate” / 4

•	The implicit rate for the equipment capital lease is 3.58011%.

Quarter ended	Quarterly equipment rental received	Gross investment balance (end of period)	Net investment outstanding (end of period)	Earned income recognized	Unearned income balance (end of period)

6/30/09	-	7,890,000	-	-	1,223,290

9/30/09	197,250	7,692,750	6,469,460	57,903	1,165,387

12/31/09	197,250	7,495,500	6,330,113	56,657	1,108,730

3/31/10	197,250	7,298,250	6,189,520	55,398	1,053,333

6/30/10	197,250	7,101,000	6,047,667	54,128	999,204

9/30/10	197,250	6,903,750	5,904,546	52,847	946,357

12/31/10	197,250	6,706,500	5,760,143	51,555	894,802

3/31/11	197,250	6,509,250	5,614,448	50,251	844,552

6/30/11	197,250	6,312,000	5,467,448	48,935	795,617

9/30/11	197,250	6,114,750	5,319,133	47,608	748,009

12/31/11	197,250	5,917,500	5,169,491	46,268	701,741

3/31/12	197,250	5,720,250	5,018,509	44,917	656,824

6/30/12	197,250	5,523,000	4,866,176	43,554	613,270

9/30/12	197,250	5,325,750	4,712,480	42,178	571,092

12/31/12	197,250	5,128,500	4,557,408	40,790	530,302

3/31/13	197,250	4,931,250	4,400,948	39,390	490,912

6/30/13	197,250	4,734,000	4,243,088	37,977	452,936

9/30/13	197,250	4,536,750	4,083,814	36,551	416,385

12/31/13	197,250	4,339,500	3,923,115	35,113	381,272

3/31/14	197,250	4,142,250	3,760,978	33,662	347,610

6/30/14	197,250	3,945,000	3,597,390	32,198	315,412

9/30/14	197,250	3,747,750	3,432,338	30,720	284,692

12/31/14	197,250	3,550,500	3,265,808	29,230	255,462

3/31/15	197,250	3,353,250	3,097,788	27,726	227,736

6/30/15	197,250	3,156,000	2,928,264	26,209	201,527

Quarter ended	Quarterly equipment rental received	Gross investment balance (end of period)	Net investment outstanding (end of period)	Earned income recognized	Unearned income balance (end of period)

9/30/15	197,250	2,958,750	2,757,223	24,678	176,850

12/31/15	197,250	2,761,500	2,584,650	23,133	153,716

3/31/16	197,250	2,564,250	2,410,534	21,575	132,141

6/30/16	197,250	2,367,000	2,234,859	20,003	112,139

9/30/16	197,250	2,169,750	2,057,611	18,416	93,723

12/31/16	197,250	1,972,500	1,878,777	16,816	76,907

3/31/17	197,250	1,775,250	1,698,343	15,201	61,706

6/30/17	197,250	1,578,000	1,516,294	13,571	48,135

9/30/17	197,250	1,380,750	1,332,615	11,927	36,208

12/31/17	197,250	1,183,500	1,147,292	10,269	25,939

3/31/18	197,250	986,250	960,311	8,595	17,344

6/30/18	197,250	789,000	771,656	6,907	10,438

9/30/18	197,250	591,750	581,312	5,203	5,235

12/31/18	197,250	394,500	389,265	3,484	1,751

3/31/19	197,250	197,250	195,499	1,750	1

6/30/19	197,250	-	(1)	(0)	1

Annual Report on Form 10-K/A for the year ended December 31, 2009

Item 9A. Controls and Procedures, page 26

3.
We note your response to our prior comment 7 and require further information. Given that your response to our prior comment 8 indicates that the external consultant prepares the US GAAP financial statements prior to the audit and Grant Thornton continued to have a number of audit adjustments that the company believes relate mainly to differences between PRC and US GAAP, the basis for the Company’s conclusion that its consultant has “extensive familiarity with US GAAP” is unclear. Please provide us with further details on the individuals at SEC Auditprep preparing your US GAAP financial statements, including the qualifications of the employees who perform the services for your company and how and why they are qualified to prepare your US GAAP financial statements.

Yuhe’s Response:

Set forth below is information relating to the staff members of AuditPrep Limited (formerly known as SEC AuditPrep Limited) who helped us prepare the U.S. GAAP financial statements, including an accountant, a manager, a senior manager and a partner:

The accountant is in charge of preparation of the consolidated worksheets and financial statements, and communicating with the Company’s finance team to gather the basic footnote information. The accountant possesses Australia CPA membership and has six years of experience, including four years in the commercial sector and two years working with U.S. listed companies.

The manager is in charge of overseeing and reviewing the compilation of the unaudited consolidated financial statements prepared by the Company. The manager possesses AICPA membership and was trained in the U.S. The manager has over seven years of experience in accounting and audit with respect to U.S. private and listed companies.

The senior manager is responsible for communications with the Company’s finance team to discuss the financial information and review of the financial statements. The senior manager possesses Hong Kong CPA membership and has a master’s degree in international accounting from the City University of Hong Kong. The senior manager has 11 years of experience in accounting and financial reporting, including seven years of experience working with U.S. listed companies.

The partner has over 18 years of experience in accounting and financial reporting. The partner possesses Hong Kong CPA membership and has practical experience in working with U.S. listed companies since 2002, and has reviewed U.S. GAAP financial statements extensively.

AuditPrep Limited has experienced staff members to prepare the consolidated worksheet and draft the consolidated financial statements. In addition, they have different levels of review process with respect to the financial statements. Based on the above qualifications and experience, we believe that these AuditPrep Limited staff members are qualified to prepare our U.S. GAAP financial statements.

4.
Your response to prior comment 9 indicates that no accounting staff, including the CAO and CFO, receives US GAAP instruction on a continuing basis. Given that the CFO reviews the US GAAP financial statements prior to sending them to the auditors and then communicates frequently with the auditors prior to finalizing the US GAAP financials, it is unclear why the company believes continued training in US GAAP is not required for the CFO. Please advise us in detail of the basis for your conclusions.

Yuhe’s Response:

We believe that it is important and necessary for the Company’s senior financial management and staff to receive continued training in U.S. GAAP and the preparation of the U.S. GAAP financial statements. Going forward, our CFO and CAO intend to receive regular ongoing training in U.S. GAAP and the preparation of the U.S. GAAP financial statements, including studying the relevant U.S. GAAP training materials provided by Auditprep Limited and other consultants.

5.
We note your response to our prior comment 12 and are unclear as to Mr. Li’s “extensive experience with US GAAP financial statements” given the description provided in the response states that Mr. Li’s experience has been based mainly in China and Canada. As originally requested, please describe his qualifications, including the extent of his knowledge of U.S. GAAP. Your response should clearly state why Mr. Li is uniquely qualified to review the company’s US GAAP financial statements and recommend inclusion of such financial statements in your annual reports on Form 10-K filed with the commission.

Yuhe’s Response:

Mr. Li has served as the CFO of Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) since February 2009 and was the CFO of Yucheng Technologies Limited (NASDAQ: YTEC) between 2004 and 2008. In his capacity as CFO, he has extensively reviewed the two companies’ U.S. GAAP financial statements, which are filed with the Commission pursuant to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended. Therefore we believe he is qualified to review our U.S. GAAP financial statements.

Please contact me at +86 536 736 3688 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely,

Yuhe International, Inc.

By:	/s/ Zhentao Gao
Zhentao Gao
Chief Executive Officer